FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

January 9, 2003

Amersham plc

(Translation of registrant’s name into English)

Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
England
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rules 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rules 12g3-2(b): 82-

SIGNATURE
List of exhibits to the FORM 6-K dated January 9, 2003
News Release

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AMERSHAM PLC (Registrant)

DATE: January 9, 2003	By:

Name: Susan M. Henderson Title: Deputy Company Secretary

List of exhibits to the FORM 6-K dated January 9, 2003

1.	Announcement that Donald Brydon will succeed Richard Lapthorne as Chairman of the Company.

Amersham plc Amersham Place Little Chalfont Buckinghamshire HP7 9NA UK

T + 44 (0) 1494 544 000 F + 44 (0) 1494 543 588 www.amersham.com

News Release

Donald Brydon to succeed Richard Lapthorne as Chairman of Amersham plc

     London, UK — 09 January 2003 — Amersham plc (LSE, NYSE, OSE: AHM) today announces that after 14 years with the company Richard Lapthorne Chairman of the Board, will step down at the conclusion of the AGM on 7 May 2003. He will be succeeded by Donald Brydon, who has been a Non-Executive Director of Amersham for six years and is Chairman of the company’s Audit Committee.

     Richard Lapthorne joined the Amersham Board as a Non-Executive Director in 1988 and served as Chairman for a total of four years.

     Commenting on the announcement, Richard Lapthorne said: “Amersham is a wonderful company which it has been a pleasure to chair, but after 14 years service as a Non-Executive Director it is now appropriate to take this step to reflect best practice in terms of corporate governance guidelines. In Donald Brydon the company will have a Chairman with a formidable reputation, who will also enable continuity of style and purpose. He has a fine company to oversee and I wish him and the team at Amersham every success for the future.”

     Sir William Castell, Chief Executive of Amersham plc said: “Amersham is today almost unrecognisable from the company Richard joined in 1988. For more than two-thirds of the company’s life since privatisation he has participated in its transformation from a spin-out from the UK Atomic Energy Authority to its position today as a world leading medical diagnostics and life sciences business. In particular he facilitated the merger with Nycomed in 1997 when he stepped aside as Chairman before resuming Chairmanship of the Board in 1999. We thank him for his remarkable contribution to Amersham and wish him every success in the next stage of his highly distinguished career.”

     Donald Brydon became a Non-Executive Director of Amersham plc in 1997. He is Chairman of AXA Investment Managers and has had a 32-year career in the investment business. He joined AXA in 1997 to build its investment management business, which now manages almost 300bn euro of assets. Previously he developed BZW Investment Management (now Barclays Global Investors). He is a Non-Executive Director of Allied Domecq plc, Chairman of the Financial Services Practitioner Panel and of the Code Committee of the Panel on Takeovers and Mergers. He is also Deputy Chairman of EveryChild, an international children’s development charity.

     Amersham plc (LSE, NYSE, OSE: AHM) is a world leader in medical diagnostics and in life sciences. Headquartered in the UK, the company had sales of £1.6 billion (US $2.3 billion) in 2001 and 9,500 employees worldwide. Its strategy is to build its position as a leading provider of products and technologies enabling disease to be better understood, diagnosed earlier and treated more effectively. For more information, visit our website at www.amersham.com

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